UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-22961

ANNAPOLIS BANCORP, INC.

2007 EMPLOYEE STOCK PURCHASE PLAN

(Full title of plan and the address of the plan, if different from that of the issuer named below)

ANNAPOLIS BANCORP, INC.

1000 Bestgate Road, Suite 400

Annapolis, Maryland 21401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Annapolis Bancorp, Inc.

2007 Employee Stock Purchase Plan

Annapolis, MD

We have audited the accompanying statement of net assets available for benefits of the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the period from July 1, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan as of December 31, 2007 and the changes in net assets available for benefits for the period from July 1, 2007 (date of inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland

March 27, 2008

ANNAPOLIS BANCORP, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN

Statement of Net Assets Available for Benefits

December 31, 2007
Assets
Cash	$929

Liabilities
Payable to Participants	929

Net Assets Available for Benefits	$—

ANNAPOLIS BANCORP, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN

Statement of Changes in Net Assets Available for Benefits

For the period from July 1, 2007 (date of inception) to December 31, 2007	2007
Additions
Contributions to the Plan	$6,402

Total Additions	6,402

Deductions
Common Stock Purchased on behalf of Participants	5,405
Participant Withdrawal	68
Payable to Participants	929

Total Deductions	6,402

Net Change	—

Net Assets Available for Benefits
Beginning of period	—

End of period	$—

The accompanying notes are an integral part of these financial statements.

ANNAPOLIS BANCORP, INC. 2007 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

For the period from July 1, 2007 (date of inception) to December 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies in the financial statements conform with accounting principles generally accepted in the United States of America. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Administrative Expenses. Certain administrative functions are performed by employees of BankAnnapolis: however no such employees receive compensation from the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan (the “Plan”). Certain other administrative expenses are paid directly by Annapolis Bancorp, Inc. (the “Company”).

2. DESCRIPTION OF PLAN

The Board of Directors approved the Plan on March 16, 2007. The stockholders of the Company approved the Plan on May 17, 2007 to commence on July 1, 2007. The Plan provides for the purchase of up to 200,000 shares which the Company will provide by issuing authorized but unissued common shares. The Plan covers all employees of the Company and its designated affiliates (including designated related entities for sub-plans) who have been employed by the Bank for at least one (1) year are eligible to participate in the Plan, except a person whose customary employment is less than 20 hours per week, or is customarily less than five months per year. Persons who are deemed for purposes of Section 423(b)(3) of the Code to own shares of common stock possessing 5% or more of the total combined voting power or value of all classes of common stock or shares of a subsidiary are ineligible to participate in the Plan. For any offering period, each eligible employee may elect to have payroll deductions occur on each payday in an amount equal to a percentage from 1% (or $50 per payroll period, if greater) to 25% (or $2,000 per offering period, if less) of their compensation. The maximum contribution is $25,000 per calendar year.

At the end of each offering period, the balance in each participant’s payroll deduction account is applied to the purchase of full shares of the Company’s common stock. The price per share of common stock sold under the Plan during an offering is equal to 95% of the fair market value of a share of the Company’s common stock on the last day of the offering which is typically the last day of each month. Any unused balance in a participant’s account at the end of an offering period is carried over to the next period.

The Plan had seven participants at December 31, 2007.

3. RELATED PARTY TRANSACTIONS

The cash of the Plan is held in a non-interest bearing checking account at the Company. The number of shares purchased with Plan assets on behalf of participants in the plan year ended December 31, 2007 was 708 shares.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time. The Plan may continue until all the stock allocated to the Plan has been issued or until after the tenth plan year-end is completed, whichever is earlier. The Plan provides for the purchase of up to 200,000 shares of common stock, and 708 shares have been issued through December 31, 2007.

5. TAX STATUS

Participants’ contributions are deducted from after-tax earnings and there are no Company contributions; consequently the Plan is not subject to income tax under the Internal Revenue Code. The Plan is intended, but not required, to qualify as an employee stock purchase plan (under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). Qualification of the Plan under Code Section 423 requires shareholder approval of the number of shares of Company Stock that may be sold under the Plan. The Plan is generally exempt from the provisions of the Employee Retirement Income Security Act of 1974, as amended and is not intended to qualify under Section 401 of the Code.

6. SHARE PRICES

The closing share price as determined by NASDAQ at the end of each month for the period ended December 31, 2007 since the inception of the Plan is as follows:

Month	Closing Share Price	Participant Price
July	$8.76	$8.32
August	$8.33	$7.91
September	$7.99	$7.59
October	$7.15	$6.79
November	$7.95	$7.55
December	$7.63	$7.25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned administrators of the Annapolis Bancorp, Inc. 2007 Employee Stock Purchase Plan have signed this Form 11-K as of March 27, 2008.

Annapolis Bancorp, Inc.
2007 Employee Stock Purchase Plan

/s/ Richard M. Lerner
Richard M. Lerner
Chairman and Chief Executive Officer of Annapolis Bancorp, Inc.

/s/ Margaret Theiss Faison
Margaret Theiss Faison
Chief Financial Officer and Treasurer of Annapolis Bancorp, Inc.